June 10, 2011

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F. Street, N.E.
Washington, D.C. 20549-0306

Re:	AMC Networks Inc. Form 10-12B Filed March 17, 2011 File No. 001-35106

Dear Mr. Spirgel:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”), dated June 8, 2011, concerning the Form 10 (“Form 10”) of AMC Networks Inc. (the “Company”).

The following is the Company’s response to the Comment Letter. As a result of the revisions to the Form 10, some page references have changed. The page references in the comments refer to page numbers of the Information Statement filed as Exhibit 99.1 to the Form 10, as filed on May 27, 2011, and the page references in the responses refer to page numbers in the marked copy of the Information Statement filed as Exhibit 99.1 to Amendment No. 6 to the Form 10, as filed on June 10, 2011. The Company has, concurrently with the filing of this response letter, provided six marked copies of the amended Information Statement via messenger.

General

1.	Please confirm that you will file an executed tax opinion prior to requesting acceleration of effectiveness. We note that current Exhibit 8.1 is a form of Opinion.

Company Response:  Because the tax opinion will only be delivered to the Company on the effective day of the Distribution, which will be after the Registration Statement has been declared effective by the Commission, we are unable to file the executed tax opinion prior to requesting acceleration of effectiveness.

Unaudited Pro Forma Consolidated Financial Information, page 49

Balance Sheet, page 53

2.	We note your statement in adjustment (1) which states that, “the actual premium paid by the Company in connection with the redemption of the senior subordinated notes could be higher or lower, depending on the timing and manner in which the notes are repaid.” In this regard, please disclose that you do not expect a material change to the premium paid, or tell us otherwise.

Company Response:  The requested disclosure has been added to the Form 10. Please see page 54.

3.	We note your statement in adjustment (2) which states that, “adjustments to deferred financing costs include (i) the capitalization of the estimated financing costs of approximately $64,000,000.” In this regard, please disclose that you do not expect a material change to the capitalized estimated deferred financing costs, or tell us otherwise.

Company Response:  The requested disclosure has been added to the Form 10. Please see page 54.

4.	It appears based on your description to adjustment (3) that your pro forma adjustment reflects the repayment of the senior notes for $324,134, while the additional new borrowing for $300,000 is not reflected. In this regard, tell us why the $300,000 new borrowing is not reflected in your pro forma statements. Also, since you disclose that this borrowing is not related to the distribution, tell us why the repayment of the senior notes for $324,134 is reflected in your pro forma financial statements.

Company Response:  The requested disclosure has been added to the Form 10. Please see pages 54 and 55.

Statement of Operations, page 54

5.	With regard to adjustment (8) on page 55, please disclose how you determined the interest rate of 6%. If your interest rate is based on current interest rates and this rate differs materially from interest rates in effect during the pro forma period, you should consider which rate is most reasonable. If a rate other than the current or committed rate is used, provide prominent disclosure of your basis of the presentation and the anticipated effects of the current interest rate environment in the introduction to your pro forma financial statements and wherever pro forma information is provided.

Company Response:  The requested disclosure regarding how the Company determined the interest rate of 6.0% has been added to the Form 10. Please see page 56. The Company evaluated whether it should use the estimated current weighted average interest rate or weighted average interest rate prevailing during the pro forma periods as the basis for the pro forma adjustments and concluded that the estimated current weighted average rate, under current circumstances, is the most reasonable weighted average rate to use for the pro forma adjustments since this rate will determine the actual interest costs that is currently anticipated to be incurred by the Company.

Executive Compensation, page 104

Performance Awards, page 119

6.	The discussion here indicates that you have not disclosed specific numerical targets for the 2011 Performance Awards. However, Annex 1 to the Form of AMC Networks Inc. Performance Award Agreement (Exhibit 10.24) appears to provide the relevant AMC Networks Performance Objectives. Please revise to include this information.

Company Response:  The requested disclosure has been added to the Form 10. Please see page 119.

Please note that, in addition to the changes discussed above, the Company has made several other changes to the Form 10, which are shown in the marked copies of the Information Statement filed as Exhibit 99.1 to the Amendment No. 6 to the Form 10.

* * * * * *

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the enclosed materials, please call the undersigned at (646) 273-7390.

Very truly yours,

/s/  Joshua W. Sapan
Joshua W. Sapan
President and Chief Executive Officer

cc:	Jonathan Groff
Inessa Kessman
Dean Suehiro
(Securities and Exchange Commission)

Jamie Gallagher
(Executive Vice President and General Counsel)

John P. Mead
(Sullivan & Cromwell LLP)

Leonard Sturm
(KPMG LLP)